Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

GPRE Shenandoah, LLC	Delaware
Superior Ethanol, L.L.C.	Iowa
Essex Elevator, Inc.	Iowa
Green Plains Grain Merger Sub, Inc.	Delaware